EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1.                     Name and Address of Company

Rubicon Minerals Corporation (the “Company”)
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2.                     Date of Material Change

October 5, 2010

Item 3.                     News Release

A news release was issued on October 5, 2010.

Item 4.                     Summary of Material Change

The Company announced that it has closed its previously announced secondary offering (“Offering”) of 45,714,357 common shares of the Company by Evanachan Limited and McEwen Trading LP.  The Offering was conducted by GMP Securities L.P.

Item 5.                     Full Description of Material Change

5.1  Full Description of Material Change

 Please see attached news release of October 5, 2010 for details.

 5.2  Disclosure for Restructuring Transactions

 Not applicable.

Item 6.                     Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                     Omitted Information

Not applicable.

Item 8.                     Executive Officer

David W. Adamson, President & CEO (Tel: 604-623-3333)

Item 9.                     Date of Report

October 12, 2010

News Release

TSX:RMX NYSE Amex:RBY	October 5, 2010

RUBICON MINERALS ANNOUNCES
CLOSING OF THE SECONDARY OFFERING OF ITS COMMON SHARES

Toronto: October 5, 2010 – Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) (the “Company” or “Rubicon”) is pleased to announce that the previously announced secondary offering (the “Offering”) of 45,714,357 common shares of Rubicon by Evanachan Limited and McEwen Trading LP (the “Selling Shareholders”), entities owned or controlled by Robert R. McEwen, has closed.  The Rubicon common shares were distributed at a price of C$4.16 per share for aggregate gross proceeds to the Selling Shareholders of approximately C$190,171,725.

The common shares were offered by way of a short form prospectus filed in all of the provinces of Canada, other than Québec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer or solicitation of sale would be unlawful. The securities offered and sold by the Selling Shareholders have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

RUBICON MINERALS CORPORATION

"David W. Adamson"
President and Chief Executive Officer

For more information, contact Bill Cavalluzzo, VP Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540-800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.